UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934


                            (Amendment No. 2)*

                                CABOT CORP.
                             (Name of Issuer)

                                  Common
                      (Title of Class of Securities)


                                 127055101
                              (CUSIP Number)

                                         June 26, 1998
          (Date of Event Which Requires Filing of the Statement)

Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

[X]  Rule 13d-1 (b)

[ ]  Rule 13d-1 (c)

[ ]  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 127055101               13G                 Page 2 of 5 Pages

1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Neuberger & Berman, LLC
      13-5521910


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /__/
                                                                 (b) /X/
3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   SOLE VOTING POWER
      182,743

6)   SHARED VOTING POWER
      6,641,300

7)   SOLE DISPOSITIVE POWER
      0

8)   SHARED DISPOSITIVE POWER
      6,844,043


9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,844,043


10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      24,150

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      10.08


12)   TYPE OF REPORTING PERSON*

      BD/IA
CUSIP No. 127055101               13G                     Page 2A of 5
Pages

1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Neuberger & Berman Guardian Portfolio
      13-3697434


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /__/
                                                                 (b) /X/
3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   SOLE VOTING POWER
      0

6)   SHARED VOTING POWER
      3,697,600

7)   SOLE DISPOSITIVE POWER
      0

8)   SHARED DISPOSITIVE POWER
      3,697,600


9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,697,600


10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      5.45


12)   TYPE OF REPORTING PERSON*

      IV

CUSIP No. 127055101               13G              Page 3 of 5 Pages
Item 1.   (a)    Name of Issuer:
                 CABOT CORP.

Item 1    (b)    Address of Issuer's Principal Executive Offices:
                 75 State Street, Boston, MA  82109

Item 2.   (a)    Name of Person Filing:

                 Neuberger & Berman, LLC
                 Neuberger & Berman Management Inc.
                 Neuberger & Berman Guardian Portfolio

Item 2    (b)    Address of Principal Business Office:

                 605 Third Ave., New York, NY, 10158-3698

Item 2    (c)    Citizenship:

                 USA

Item 2    (d)    Title of Class of Securities:
                 Common

Item 2    (e)    CUSIP Number:
                 127055101

Item 3.   (a)    /X/  Broker or Dealer registered under Section 15 of the
                      Act

Item 3    (b)    /X/  Investment Adviser registered under Section 203 of
                      the Investment Advisers Act of 1940

Item 3    (c)    /X/  Investment Company registered under Section 8 of the
                      Investment Company Act

Item 4.          Ownership:

          (a)    Amount Beneficially Owned:

                 6,844,043

          (b)    Percent of Class:

                 10.08

CUSIP No. 127055101               13G                Page 4 of 5 Pages

(c)    Number of Shares as to which such person has:
            (I)    Sole Power to vote or to direct the
                   vote: 182,743

            (II)   Shared Power to vote or to direct the
                   vote: 6,641,300

            (III) Sole Power to dispose or to direct the disposition of: 0

            (IV) Shared Power to dispose or to direct the disposition of: 6,844,043


Item 5.          Ownership of Five Percent or Less of a Class:
                                       N/A

Item 6.          Ownership of More than Five Percent on Behalf of Another:



Neuberger & Berman, LLC is deemed to be a beneficial owner for purpose of Rule 13(d) since it has shared power to make decisions whether to retain or dispose of, and in some cases the sole power to vote the securities of many unrelated clients. Neuberger & Berman, LLC does not, however, have any economic interest in the securities of those clients. The clients are the actual owners of the securities and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities.

Principal(s) of Neuberger & Berman, LLC own 24,150 shares. Principal(s) own these shares in their own personal securities accounts. Neuberger & Berman, LLC disclaims beneficial ownership of these shares since; these shares were purchased with each principal(s)' personal funds and each principal has exclusive dispositive and voting power over the shares held in their respective accounts.

With regard to the shares set forth under Item 4.(c)(II), 3,697,600 shares or 5.45% of the outstanding are beneficially owned by Neuberger & Berman Guardian Portfolio, a series of Equity Managers Trust. Neuberger & Berman, LLC and Neuberger
& Berman Management Inc. are deemed to be beneficial owners of these shares for purposes of Rule 13(d) since they both have shared power to make decisions whether to retain or dispose of the securities. Neuberger & Berman, LLC and Neuberger & Berman Management Inc. serve as sub-adviser and investment manager, respectively, of Neuberger & Berman Guardian Portfolio, which holds such shares in the ordinary course of its business and not with the purpose nor with the effect of changing or influencing the control of the issuer.

With regard to the balance of the shares set forth under Item 4.(c)(II), Neuberger & Berman, LLC and Neuberger & Berman Management Inc. are deemed to be the beneficial owners for the purposes of Rule 13(d), since they have power to make decisions whether to retain or dispose of securities held by Neuberger & Berman's various other Funds. Neuberger & Berman, LLC is the sub-advisor to the aforementioned Funds.

No other Neuberger & Berman, LLC advisory client has an interest of more than 5% of the issuer.

It should be further noted that the share calculation under item 4.(c)(IV) is derived from a total combination of the shares set forth under Item 4.(c)(I and II). The remaining balance of shares, if any, are for individual client accounts over which Neuberger & Berman, LLC has shared power to dispose.
CUSIP No. 127055101               13G                    Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
Holding
                 Company:  N/A
Item 8.          Identification and Classification of Members of the Group:
                           N/A
Item 9.          Notice of Dissolution of Group:   N/A

Item 10.         Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In addition, the undersigned hereby agree that the Schedule 13G filed herewith is filed jointly pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Date: July 6, 1998
Neuberger & Berman, LLC

By:_____________________________
      C. Carl Randolph
 Principal and General Counsel

  ______________________________
          Name/Title
Neuberger & Berman Management Inc.

By: :_____________________________
     Michael Weiner
     Senior Vice President


Neuberger & Berman Guardian Portfolio,
a Series of Equity Managers Trust

By: :_____________________________
     Michael Weiner
     Vice President